May 13, 2011
Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E., Stop 4631
Washington, D.C. 20549

Re:	Stanley Black & Decker, Inc. Form 10-K for the fiscal year ended January 1, 2011 Filed February 18, 2011 File No. 001-5224
Dear Mr. Decker:
The following is in response to your letter dated April 27, 2011 and comments pertaining to our Form 10-K filing for the year ended January 1, 2011.
FORM 10-K FOR THE YEAR ENDED JANUARY 1, 2011
Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22
Critical Accounting Estimates, page 42
Goodwill and Intangible Assets, page 43
1. We have reviewed your response to prior comment 3 from our letter dated April 4, 2011. Please tell us supplementally what your six reporting units are.
Response: The Company has provided this information in a supplemental filing dated May 13, 2011.

Item 15(a)(1) and (2) — Index to Financial Statements and Financial Statement Schedule, page 56
Note P — Business Segments and Geographic Areas, page 107
2. We have reviewed your response to prior comment 5 from our letter dated April 4, 2011. We note your response that your operating segments are identical to your three reportable segments. Please address the following:
•	Please provide us with a copy of the financial information that was reviewed by the CODM for the year ended January 1, 2011 as well as the end of your first quarter in 2011;

Response: The Company has provided this information in a supplemental filing dated May 13, 2011.

•	Please provide us with a copy of the financial information that was reviewed by the Board of Directors for the year ended January 1, 2011 as well as the end of your first quarter in 2011;

Response: The Company has provided this information in a supplemental filing dated May 13, 2011.

•	Please provide us with an organizational chart that shows the structure of your organization down to one level below the operating segment level. The chart should include names, job titles and job descriptions;

Response: The Company has provided this information in a supplemental filing dated May 13, 2011.

•	Please tell us in detail what financial information below the operating segment level, if any, the CODM and/ or Board of Directors receives and how you considered this financial information when you determined that you had only three operating segments; and

Response: The Company has provided this information in a supplemental filing dated May 13, 2011.

•	Please help us understand how you have met the disclosure requirements set forth in ASC 280-10-50-40 regarding the revenues from external customers for each product and service or each group of similar products and services.

Response: The Company’s view is that its disclosure in Note P of the Company’s Form 10-K for the year ended January 1, 2011 of annual revenues by segment satisfies the disclosure requirements in ASC 280-10-50-40. In reaching this conclusion, we considered the following. We note that ASC 280-10-50-38 indicates that “Some public entities’ business activities are not organized on the basis of differences in related products and services or differences in geographic areas of operations. That is, a public entity’s segments may report revenues from a broad range of essentially different products and services, or more than one of its reportable segments may provide essentially the same products and services...Information required by paragraphs ASC 280-10-50-40 through 42 need be provided only if it is not provided as part of the reportable operating segment information required by this Subtopic.” The Company’s business activities are organized around related products and services within each segment. In addition, the Company is a diversified organization and the reporting of revenue by its segments depicts the diversity of its product and services grouped among similar offerings to its external customers within each segment. The construction and do-it-yourself (CDIY) segment principally manufactures and sells power tools and accessories and hand tools for consumer (DIY) use through retail distribution channels such as home centers and mass merchants. The industrial segment predominantly manufactures and sells industrial and automotive mechanics tools and engineered fasteners to industrial customers and end users through industrial distribution channels. The security segment provides access and security solutions ranging from mechanical locks and entry systems to electronic alarm systems and monitoring, predominantly on a direct-sales basis. Further, given the similar group of products and services and end-user markets within each segment, the long-term trends in revenue for specific products and services within each segment move similarly due to changes in macro-economic conditions.
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We acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions pertaining to the foregoing, please feel free to contact me at (860) 827-3858, or Jocelyn Belisle, Chief Accounting Officer, at (860) 827-3969.
Sincerely,

/s/ Donald Allan, Jr.
Donald Allan, Jr.
Senior Vice President and Chief Financial Officer